Exhibit 12

MASCO CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	(Dollars in Millions)
	Three
	Months
	Ended
	Mar. 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings Before Income Taxes, Preferred Stock Dividends and Fixed Charges:
Income (loss) from continuing operations before income taxes	$79	$73	$(392)	$(745)	$(151)	$(145)
Deduct equity in undistributed loss (earnings) of fifty-percent-or- less-owned companies	(1)	—	—	—	—	(1)
Add interest on indebtedness, net	59	249	250	249	224	228
Add amortization of debt expense	2	7	7	7	5	4
Add estimated interest factor for rentals	8	31	33	36	44	51

Earnings (loss) before income taxes, noncontrolling interest, net, fixed charges and preferred stock dividends	$147	$360	$(102)	$(453)	$122	$137

Fixed Charges:
Interest on indebtedness	$58	$248	$249	$246	$221	$228
Amortization of debt expense	2	7	7	7	5	4
Estimated interest factor for rentals	8	31	33	36	44	51

Total fixed charges	$68	$286	$289	$289	$270	$283

Preferred stock dividends(a)	$—	$—	$—	$—	$—	$—

Combined fixed charges and preferred stock dividends	$68	$286	$289	$289	$270	$283

Ratio of earnings to fixed charges	2.2	1.3	(0.4)	(1.6)	0.5	0.5

Ratio of earnings to combined fixed charges and preferred stock dividends	2.2	1.3	(0.4)	(1.6)	0.5	0.5

Ratio of earnings to combined fixed charges and preferred stock dividends excluding certain items (b)	2.2	1.7	1.2	1.0	1.5	2.2

(a)	Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company.
(b)	Excludes the 2012 non-cash, pre-tax impairment charge for other intangible assets of $42 million and litigation expense of $77 million; the 2011 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $450 million and litigation expense of $9 million; the 2010 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $698 million and non-cash, pre-tax impairment charges for financial investments of $34 million; the 2009 non-cash, pre-tax charge for goodwill impairment of $262 million; non-cash, pre-tax impairment charge for financial investments of $10 million and litigation expense of $7 million; and the 2008 non-cash, pre-tax impairment charge for goodwill and other intangible assets of $415 million, financial investments of $58 million and litigation expense of $9 million.